UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing 'Acquisition of AGS Publishing'




23 June 2005

                       PEARSON TO ACQUIRE AGS PUBLISHING

                TARGETS GROWTH IN FUNDING FOR AT-RISK STUDENTS;
             STRENGTHENS POSITION IN SCHOOL TESTING AND PUBLISHING

Pearson, the international media and education company, today announced the acquisition of AGS Publishing from WRC Media for $270 million in cash. The acquisition will strengthen Pearson's education business in two fast-growing segments of the US School market: testing and publishing for students with special educational needs.

AGS, based in Shoreview, Minnesota, publishes assessments and curriculum materials for US school psychologists, teachers and students. It has a particular focus on supporting students who are at-risk or performing below grade level, including those whose first language is not English. These areas are attracting new attention and funding with the US federal requirement under No Child Left Behind (NCLB) that all students achieve 'Adequate Yearly Progress' towards mandated state standards in reading, math and science.

According to the US Department of Education, approximately three million students (ages 6-21) are being served in the learning-disabled category of the Individuals with Disabilities Education Act (IDEA). The Special Education Expenditure Project calculated that nationwide, expenditures for educating students with disabilities made up almost 22 percent of the total expenditures for elementary and secondary educational services. The number of English language learners aged 5-17 in the US grew from 2.4 million in 1990 to 3.5 million in 2000, according to the US Census.

AGS has grown rapidly in recent years, with sales increasing by more than 20% in both 2004 and the year to date. AGS's operating profit was $23m in 2004 before corporate overheads and is expected to increase significantly as the business becomes part of Pearson. Pearson expects the acquisition to enhance adjusted earnings per share from 2006, its first full year, including integration costs, and to be earnings neutral in 2005. Pearson also expects the acquisition to meet its cost of capital in 2006 and to enhance return on invested capital from 2007 *. AGS's net asset value was $26m at 31 December 2004.

Steve Dowling, President of Pearson's School companies, said: "The central goal of federal education policy is for all students to demonstrate progress towards state standards in key subjects. That requires a focus on students with special educational needs. AGS reaches these audiences with individually and group administered assessments and fills out our curriculum offering from middle school to high school for low achieving students. This acquisition extends our position in a fast-growing market segment and adds to the intellectual property, growth and profitability of our school business."

In school testing, AGS publishes a range of copyrighted assessments, administered by school psychologists or special education professionals with individual students, to assess areas including cognitive ability, educational achievement, speech/language and personal and social development. AGS also publishes a series of 'formative' assessments, administered in the classroom, to track student performance in reading and math towards 'Adequate Yearly Progress' under No Child Left Behind. The AGS assessment products enable teachers to diagnose special needs, assess where students are struggling and prescribe remedial instruction or intervention.

AGS's assessment products add breadth and strong branded assessments in the area of special educational needs to Pearson's Assessments & Testing business, a leader in psychological and educational assessments. Pearson has particular strength and leadership in NCLB-required high stakes testing including test development, scoring, processing and reporting.

In school publishing, AGS's curriculum-based instructional materials complement Globe Fearon, an imprint of the Pearson Learning Group. The AGS products include textbooks and workbooks in core curriculum areas, test preparation and independent life skills. The textbooks are geared to a low reading level but with content and design appropriate for middle and high school students. These materials support the individual learning needs of students who are at-risk and require educationally appropriate materials.

The acquisition, which is subject to regulatory approval, is expected to be completed in the third quarter. AGS will become part of the Pearson School Companies with its president, Kevin Brueggeman, joining the Pearson team and reporting to Steve Dowling.
AGS's assessment and curriculum staff and product lines will remain in the Minneapolis area.

* Note: operating profit, earnings and ROIC guidance in this announcement is stated before amortisation of intangible assets. IFRS3 requires that intangible assets other than goodwill (eg intellectual property, customer lists) are 'fair valued' at the point of acquisition and amortised through the P&L (with no cash impact) over their estimated useful lives. We have begun the fair valuation of AGS Publishing's intangible assets as required under IFRS3 and we expect to complete it around the time of closing.

For more information:

Luke Swanson/ Charlotte Elston: +44 (0) 207 010 2310

Wendy Spiegel: 800 745-8489/ David Hakensen: 952 681 3040


Notes to Editors:

About AGS Publishing

For nearly fifty years, AGS Publishing has been a leading provider of products and services to assess cognitive ability, achievement, behaviour, speech, language, and personal and social adjustment. The company's educational testing and measurement services are used by schools and education systems nationwide to support quantitative evaluation of educational progress. In addition to testing and measurement tools, AGS Publishing provides curriculum materials for struggling students. Through scientifically based and technology-enabled products and services, AGS Publishing continues to stand with educators as partners to emphasize the skill development that is essential to lifelong learning.

About Pearson Education

Educating 100 million people worldwide, Pearson Education (www.pearsoned.com) is the global leader in educational publishing, providing scientifically research-based print and digital programmes to help students of all ages learn at their own pace, in their own way. While virtually all students in America learn from a Pearson programme at some point in their educational career, nearly 25,000 US schools and one million teachers and students use Pearson technology to help instruct preK-12 students and manage how they are doing. Pearson provides schools with custom services to create, deliver, score and report educational assessments, both in print and online, that help promote learning. In Higher Education, about three million college students are currently pursuing their courses online using Pearson Higher Education's products. The company is home to such renowned publishing brands as Pearson Prentice Hall, Pearson Longman, Pearson Scott Foresman, Pearson Early Learning, Pearson Learning Group, Pearson Digital Learning, and Pearson Addison Wesley. Pearson Education is part of Pearson (LSE: PSON; NYSE: PSO), the international media and education company. In addition to Pearson Education, Pearson's primary operations include the Financial Times Group and the Penguin Group.

About Pearson Assessments

Pearson Assessments is the premier provider of psychological assessments and scoring solutions. For more than 40 years, it has provided tools for use by professionals to help assess adult personality, child and adolescent personality, biopsychosocial issues, achievement and development, and career interests and skills in a variety of settings.

About Pearson Learning Group

The Pearson Learning Group is a leading publisher of supplemental materials for a wide range of ability levels for grades preK-12, and includes the imprints Modern Curriculum Press, Dale Seymour Publications, Celebration Press, and Dominie Press, as well as Globe Fearon, and Globe Fearon's Pacemaker Curriculum for special education students, serving middle and high school students.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 23 June 2005

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary